

FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES
CONSOLIDATED RESULTS FOR THE SECOND QUARTER OF 2009

(Santiago, Chile, September 14, 2009) Madeco S.A. ("Madeco") (NYSE ticker: MADKY; prior NYSE ticker: MAD) announced its consolidated financial results in IFRS from IASB[1] for the second quarter which ended June 30, 2009. All figures are expressed in U.S. Dollars[2]. Historic financial information was calculated using the equivalent currency conversion for each amount on the corresponding date.

Madeco Highlights

➢ **For the second quarter of the year, the Company reported a net income of US$15,230 thousand, higher than the US$10,571 thousand reported for the same period of 2008. The rise in profits was driven by the dividend received from Nexans in early June, a positive effect of income tax offset by the lack of the Wire & Cable operations (sold on September 30, 2008). While comparing both periods, if the variation of the net income is divided into discontinued and continuing operations, the first group obtained a drop of US$13,829 thousand (no presence of the Cable unit, as explained before), offset by the increment of US$18,489 thousand obtained by continuing operations.**

➢ **From this point on, this press release considers only continuing operations, except when expressly mentioned (as Wire & Cable unit or discontinued operation).**

➢ **Revenues in 2Q09 decreased by 18.1% compared to 2Q08, reaching US$84,346 thousand, explained by lower volumes sales (a reduction of 20.2%) and reduced prices of the Company's raw materials (mainly copper and aluminum) in comparison with 2Q08. Profiles units reduced its volume sales by 69.3% (highly related to the Chilean construction industry), followed by the drop of 16.9% and 7.1% of Brass Mills and Packaging units respectively.**

➢ **Madeco's subsidiaries presented a mixed operational performance in the second quarter of the year. On one side, the Packaging and Brass Mills units achieved higher profits compared to the year before; on the other side, the Profiles unit obtained an eroded performance due to an impairment applied to its inventories by the end of the second quarter of 2009 and the lower activity of the depressed Chilean construction market. Operating income in 2Q09 decreased by US$3,967 thousand compared to 2Q08, reaching US$1,220 thousand. This decline was mostly**

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[1] From 2009 Madeco adopted the IFRS financial reporting standard for its financial statements. Historic data were accounted based on the same reporting standard.
[2] As part of the implementation of IFRS financial reporting standard, the Company defined the U.S Dollar as its "base currency".



attributable to a lower gross margin of US$4,587 thousand (cost of sales includes the impairment applied to Profiles' unit inventories), offset by lower selling, general and administrative expenses of US$620 thousand.

➢ As of the second quarter of 2009, cash and cash equivalents amounted to US$107,829 thousand compared to US$77,154 thousand in 2Q08. This is explained by a larger initial balance of cash (derived from the cash obtained in 2008 due to the sale of the Wire & Cable unit) and lower investments in fixed assets and needs to finance working capital.

➢ On April 3, 2009, Madeco paid a dividend of Ch$15 per common stock (equivalent to US$2.02 per ADS), as agreed at the Shareholders' Meeting. This dividend derived from the ordinary profits for the year 2008 and the extra utility gained through the sale of the Wire & Cable unit.

➢ On June 3, 2009, the Company received from Nexans a dividend of €2 per share, equivalent to approximately US$6,109 thousand after taxes.

➢ As was posted on June 23, 2009, Madeco announced its voluntary decision to delist its ADS from the New York Stock Exchange, terminate the ADR program with the Bank of New York Mellon, as depositary and eventually deregister with the Securities and Exchange Commission. On July 17, 2009, Madeco filed the Form 25 with the SEC and the NYSE, so Delisting became effective 10 days after this filing.



1. Highlights of the Income Statement (Exhibits 1 and 2)

Net Income

Net income for 2Q09 of the continuing operations of Madeco reached an increase of US$18,489 thousand (from a loss of US$3,378 to a gain of US$15,110 thousand), driven by the dividend received from Nexans, improved operating income and higher other incomes of the Company (financial, exchange rate effects, etc.). In spite of the reduction in the gains of discontinuing operations (absence of the Wire & Cable unit), consolidated net income for the 2Q09 grew by US$4,659 thousands compared to 2Q08.

Revenues

Revenues in 2Q09 were US$84,346 thousand, an 18.1% lower than the same quarter of 2008. The reduction in consolidated revenues is mainly explained by lower volumes sales of 20.2% and lower prices of raw materials. The lower volume sales are enlightened by the reductions derived from the Brass Mills and Profiles units.

Gross Margin

Gross margin in 2Q09 was US$12,237 thousand, 27.3% lower than the US$16,825 thousand reported in 2Q08 as a result of an 18.1% decrease in revenues and a 16.3% decrease in cost of sales. The reduced gross margin was explained by the impairment applied to the inventories of the Profiles unit, offset by the results obtained in the Packing unit and the operational plans adopted by the Company in order to improve or maintain margins despite lower volume sales.

Operating Income[3]

Operating income for 2Q09 amounted to US$1,220 thousand, from US$5,187 thousand obtained in the same period the year before. The reduction of the operational income derived from the impairment applied to inventories (costs of sales) of the Profiles unit, counterbalanced by higher gains of Packaging and Brass Mills units (growths of US$1,450 thousand and US$395 thousand, respectively). These effects are explained by plans carried out by the Company towards to reduce operational costs and improve margins, offset by the lower result of Profiles unit.

Other Income (Loss)[4]

Considering financial results, exchange differences and other incomes non-related to operations; Madeco obtained a gain of US$6,961 thousand which compares favorably with the loss of US$4,477 thousands as of June 2008. The higher gain derived from a favorable exchange difference of US$4,284 thousands the dividend received from Nexans US$7,360 thousands and a lower balance of financial expenses of US$1,429 thousands (due to lower corporate debt between 2Q08 and 2Q09).

Income Tax

Income tax in June 2009 totaled a credit of US$9,951 thousand, compared to a payment of US$4,352 thousand in 2008, explained by the reduction of a provision on the valuation of a deferred tax asset, offset by tax provisions recognized by the subsidiaries of the Company.

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[3] Estimated as the sum of: gross margin, R&D expenses, distribution costs, marketing and administrative expenses.
[4] Estimated as the sum of: Other income of operations, Equity in earning (losses) of related companies, Other general expenses of operations, Financial expenses, Price-level restatement, and Other Incomes (losses) & Others effects.



Minority Interest
While in 2Q09 the Company's minority interest charges (reflecting mainly the portion of earnings/losses corresponding to the participation of minority shareholders in the subsidiaries Peruplast, Alusa and Indalum) amounted to US$3,021 thousand, in 2Q08 totalized a loss of US$292 thousand mainly as result of the higher profits obtained in Alusa and Peruplast.

2. Analysis by Business Unit (Exhibits 3 to 6)

Packaging
Revenues decreased by 11.6%, from US$54,668 thousand in 2Q08 to US$48,337 thousand in 2Q09 as result of lower volumes sold and declined selling prices. Volume sales decreased by 7.1% in 2Q09, due to the lower sales of the Argentinean and Chilean subsidiaries (19.9% and 13.7% respectively) and to a lesser extent to Peru (1.4%).

Compared to 2Q08, cost of sales dropped by 16.4% in 2Q09 from US$45,415 thousand to US$37,980 thousand. Costs as percentage of sales varied from 83.1% to 81.1%.

Gross margin grew by 11.9% from US$9,253 thousand in 2Q08 to US$10,357 thousand in 2Q09, mainly due to the good performance of the Peruvian and Chilean subsidiaries, offset by the results of the Argentinean subsidiary. Additionally, this improvement in margins is explained by the cost reduction plans adopted by the subsidiaries of the Company.

Selling, general and administrative expenses amounted to US$3,384 thousand in 2Q09 a decline of 9.3% in contrast with the US$3,730 thousand of 2Q08. As a percentage of sales, SG&A decreased from 6.8% to 6.2% in 2Q09.

Operating income in 2Q09 was US$6,973 thousand compared to US$5,523 thousand in 2Q08, attributable to the good performance of the Peruvian subsidiary (amounting more than 2/3 of the total business unit's variation) chased by the Chilean division and counterbalanced by the drop obtained in Argentinean facility.

Brass Mills
Revenues in 2Q09 reached to US$24,745 thousand, 17.5% lower than the US$29,995 thousand reported in 2Q08. This was due to a drop of volumes sold (reduction of 16.9%) and to lower prices of the copper in the 2Q09.

Cost of sales showed a reduction of 16.3% as a result of lesser volume sales and lower prices of copper. As percentage of sales, costs increased from 83.4% to 87.3%.

Gross margin in June 2009 was US$3,822 thousand 23.3% lower than the margin of 2008. As percentage of sales gross margin in 2009 was 12.7% (in 2008 was 16.6%), explained by lower sales volumes sold, offset by the execution of plans to achieve operational efficiencies (reduction of fixed and variable costs according to sales volumes) and in the case of exports an improved exchange rate.



Selling, general and administrative expenses decreased by 35.5%, from US$4,392 thousand to US$2,833 thousand. As percentage of sales, expenses declined from 14.6% to 9.4% in 2Q09.

Operating income totaled US$989 thousand in 2Q09 compared to the US$594 thousand of 2Q08, due to lower selling, general and administrative expenses and decreased gross margin.

Profiles

Revenues in 2Q09 reached to US$11,264 thousand, 38.6% lower than the US$18,358 thousand reported in 2Q08. This was due to lower volumes sold (69.3%), reflecting the lower activity of the Chilean construction market.

Cost of sales decreased by 15.5%, from US$15,772 thousand in 2Q08 to US$13,321 thousand in 2Q09 explained by a lower volume sold, partially balanced by the impairment applied by the Company to its aluminum inventories due to a higher accounting cost compared to market value.

Gross margin in June 2009 was a loss of US$2,057 thousands less than the profit of US$2,586 thousands in June 2008, explained by the impairment applied on its aluminum inventories and lower sales.

Selling, general and administrative expenses increased 37.7%, from US$2,668 thousand to US$3,674 thousand in 2Q09, attributable to a reversion of sales provisions.

Operating income for 2Q09 totaled a loss of US$5,731 thousand lower than the loss of US$82 thousand reported in 2Q08, due to the reduced gross margin and higher selling, general and administrative expenses.

Investments

This segment was created based on the interpretation of international accounting standards, due to the significance of the Company's investments (i.e. cash, time deposits and shares of Nexans received after the sale of the Wire & Cable unit). Along with other assets that were defined as investments (e.g. assets for lease).

As of June 30, 2009, this unit has no revenues. Selling, general and administrative expenses reflect the Company's corporate expenses. Despite having a negative operating income, the unit obtained in the second quarter of 2009 the dividend of Nexans and financial incomes totaling approximately US$7,480 thousands (before taxes).



3. Balance Sheet Analysis (Exhibit 7)

Assets

The Company's assets as of June 30, 2009 amounted to US$691,496 thousand, a reduction of 20.4% from US$869,125 thousand as reported on December 31, 2008.

Current Assets of Continuing Operations
Amounted to US$310,813 thousand 36.0% lower than the US$485,967 thousand as of December 2008, explained by lower cash and cash equivalents (US$134,957 thousand), Inventories (US$24,569 thousand) and accounts receivables from income tax and prepaid expenses (US$16,354 thousand). The reduction in cash and cash equivalent (mainly time deposits) is caused by the payment of dividend in early April 2009 and the payment of the corresponding installments of financial debts. The observed decline in inventories was due to Company's efforts to reduce its inventories.

Non Current Assets
Amounted to US$378,392 thousand, representing a slight decrease of 0.2% compared to the end of 2008. The lower balance derived from the lower value of the investment in Nexans, explained by the lessened market value of Nexans' share. It should be pointed that, in accordance with the new accounting and financial standards adopted by Madeco, the investment in Nexans as of December 2008 was reduced due to implementation of an impairment.

Other Assets (Non-current Assets Held for Sale and Discontinued Operations)
Recorded US$2,291 thousand compared to the US$4,002 thousand of 4Q08, due to the sale of the machinery and equipment held for sale, partially offset by higher balances of other assets.

Liabilities

Total liabilities as of June 30, 2009 amounted to US$165,544 thousand an increase over the US$226,919 thousand as of December 2008, derived from the payment of the Company's dividend, the payment of the income tax of the fiscal year 2008 and the payment of current financial debt.

Financial & Bank Debt
As of June 30, 2009, the Financial Debt of the Company amounted to US$84,634 thousand, representing a variation of 10.8% in comparison to the end of the previous year, due to the differences between the payment of loans (net from the loans taken) and the fluctuations of loans of the Company in other currencies than the US dollar.

Shareholders' Equity

As of June 30, 2009 shareholders' equity amounted US$525,952 thousand, which represents a decrease of 18.1% compared to end of 2008.

Paid Capital
Amounted US$400,938 thousand by the end of the second quarter of 2009, a slight reduction of US$12 thousand compared to December 2008.

Shares Portfolio



As of June 2009, there was no balance of shares held by the Company. In December 2008 the balance was US$18 thousand.

Other Reserves (Reserves)
Appointed US$51,523 thousand by the end of June 2009, less than the balance of US$64,074 thousand reached at the end of 2008, mainly due to the reduced value of the share of Nexans. Should be noted that the investment in Nexans is counted as a financial asset, so unless a significant impairment is observed either in the exchange rate between the US dollar and Euro and/or the value of the shares of Nexans any difference is recognized as a reserve.

Minority Interest
Amounted to US$39,993 thousand in 2Q09 compared to the balance of US$37,767 thousand in 4Q08, due to the profits obtained in the subsidiaries where the Company has minority shareholders (i.e. Peruplast, Alusa and Indalum).

Retained Earnings / (Accumulated Losses)
Retained earnings for the period totalized US$33,558 thousand lower than the US$139,443 thousand posted in 4Q08. The difference between both balances is explained by the payment of the dividend of the Company from the net income of 2008.

For further information contact:
Jose Luis Valdes
Investor Relations
Tel.   : (56 2) 520-1388
Fax   : (56 2) 520-1158
E-mail   : ir@madeco.cl
Web Site   : www.madeco.cl
****

Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Peru, and Argentina. Madeco is considered, a Latin American leader, in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation to changes in the Company's strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.



Exhibit 1: Consolidated Income Statement
(YTD June)

| | Thousand of US$ [1] | | |
	YTD June-08	YTD June-09	% Change
Revenues	221,383	168,550	-23.9%
COGS	(190,566)	(140,810)	-26.1%
Gross Margin	**30,817**	**27,740**	**-10.0%**
SG&A	(21,326)	(21,245)	-0.4%
Operating Income	**9,491**	**6,495**	**-31.6%**
Other income of operations	1,109	11,175	907.7%
Equity in earning (losses) of related companies	-	-	0.0%
Other general expenses of operations	(1,051)	(3,004)	185.8%
Financial expenses	(6,668)	(3,995)	-40.1%
Price-level restatement	(1,724)	9,292	-639.0%
Other Incomes (losses) & Others effects	31	(1,562)	-5138.7%
Income (Loss) before income taxes	**1,188**	**18,401**	**1448.9%**
Income tax	(661)	7,657	-1258.4%
Income (Loss) form continued operations	**527**	**26,058**	**4844.6%**
Income (Loss) form discontinued operations	29,474	137	-99.5%
Net Income (Loss)	**30,001**	**26,195**	**-12.7%**
Net Income (Loss) attributable to minority interest	2,601	4,603	77.0%
Net Income (Loss) attributable to controller	**27,400**	**21,592**	**-21.2%**
Gross Margin / Revenues	*13.9%*	*16.5%*	
SG&A / Revenues	*9.6%*	*12.6%*	
Operating Income / Revenues	*4.3%*	*3.9%*	

1 Exchange rate on June 30 2009 US$1.00 = 531.76
1 Exchange rate on June 30 2008 US$1.00 = 526.05

Exhibit 2: Consolidated Income Statement
(Second Quarter)

| | Thousand of US$ [1] | | |
	2Q08	2Q09	% Change
Revenues	103,021	84,346	-28.9%
COGS	(86,197)	(72,109)	-34.2%
Gross Margin	**16,825**	**12,237**	**10.8%**
SG&A	(11,637)	(11,017)	5.6%
Operating Income	**5,187**	**1,220**	**22.6%**
Other income of operations	144	8,069	221.9%
Equity in earning (losses) of related companies	-	-	0.0%
Other general expenses of operations	(846)	(1,312)	724.2%
Financial expenses	(3,467)	(2,039)	-38.9%
Price-level restatement	(338)	3,946	-485.8%
Other Incomes (losses) & Others effects	31	(1,704)	N/A
Income (Loss) before income taxes	**711**	**8,181**	**2041.2%**
Income tax	(4,352)	9,951	-162.1%
Income (Loss) form continued operations	**(3,641)**	**18,132**	**90.2%**
Income (Loss) form discontinued operations	13,920	119	-99.9%
Net Income (Loss)	**10,279**	**18,251**	**-59.7%**
Net Income (Loss) attributable to minority interest	(292)	3,021	-45.3%
Net Income (Loss) attributable to controller	**10,571**	**15,230**	**-62.2%**
Gross Margin / Revenues	*16.3%*	*14.5%*	-
SG&A / Revenues	*11.3%*	*13.1%*	-
Operating Income / Revenues	*5.0%*	*1.4%*	

1 Exchange rate on June 30 2009 US$1.00 = 531.76
1 Exchange rate on June 30 2008 US$1.00 = 526.05



Exhibit 3: EBITDA by Business Unit
(YTD June)

YTD June-08

Thousand of US$	Investmens	Packaging	Brass Mills	Profiles	Total
Revenues	0	80,681	104,815	35,887	221,383
COGS	0	(73,030)	(88,040)	(29,496)	(190,566)
Gross Margin	0	7,651	16,775	6,391	30,817
SG&A	(2,247)	(7,657)	(6,463)	(4,959)	(21,326)
Operating Income	(2,247)	(6)	10,312	1,432	9,491
EBITDA	(2,129)	1,875	15,105	2,947	17,798
Gross Margin / Revenues	*N/A*	*9.5%*	*16.0%*	*17.8%*	*13.9%*
SG&A / Revenues	*N/A*	*9.5%*	*6.2%*	*13.8%*	*9.6%*
EBITDA / Revenues	*N/A*	*2.3%*	*14.4%*	*8.2%*	*8.0%*
Segment Contribution					
% Revenues	0.0%	36.4%	47.3%	16.2%	100.0%
% EBITDA	-12.0%	10.5%	84.9%	16.6%	100.0%

YTD June-09

Thousand of US$	Investmens	Packaging	Brass Mills	Profiles	Total
Revenues	-	47,076	97,506	23,968	168,550
COGS	-	(39,009)	(77,250)	(24,551)	(140,810)
Gross Margin	**0**	**8,067**	**20,256**	**(583)**	**27,740**
SG&A	(2,729)	(5,640)	(6,724)	(6,152)	(21,245)
Operating Income	**(2,729)**	**2,427**	**13,532**	**(6,735)**	**6,495**
EBITDA	**(2,705)**	**4,048**	**17,960**	**(5,041)**	**14,262**
Gross Margin / Revenues	*N/A*	*17.1%*	*20.8%*	*-2.4%*	*16.5%*
SG&A / Revenues	*N/A*	*12.0%*	*6.9%*	*25.7%*	*12.6%*
EBITDA / Revenues	*N/A*	*8.6%*	*18.4%*	*-21.0%*	*8.5%*
Segment Contribution					
% Revenues	0.0%	27.9%	57.8%	14.2%	100.0%
% EBITDA	-19.0%	28.4%	125.9%	-35.3%	100.0%

2009 versus 2008

% Change	Investmens	Packaging	Brass Mills	Profiles	Total
Revenues	0.0%	-41.7%	-7.0%	-33.2%	-23.9%
COGS	0.0%	-46.6%	-12.3%	-16.8%	-26.1%
Gross Margin	0.0%	5.4%	20.8%	-109.1%	-10.0%
SG&A	21.5%	-26.3%	4.0%	24.1%	-0.4%
Operating Income	21.5%	-40550.0%	31.2%	-570.3%	-31.6%
EBITDA	27.1%	115.9%	18.9%	-271.1%	-19.9%



Exhibit 4: EBITDA by Business Unit
(Second Quarter)

2Q08

Thousand of US$	Investmens	Packaging	Brass Mills	Profiles	Total
Revenues	0	29,995	54,668	18,358	103,021
COGS	0	(25,009)	(45,415)	(15,772)	(86,196)
Gross Margin	0	4,986	9,253	2,586	16,825
SG&A	(848)	(4,392)	(3,730)	(2,668)	(11,638)
Operating Income	(848)	594	5,523	(82)	5,187
EBITDA	(730)	1,377	8,194	704	9,545
Gross Margin / Revenues	*N/A*	*16.6%*	*16.9%*	*14.1%*	*16.3%*
SG&A / Revenues	*N/A*	*14.6%*	*6.8%*	*14.5%*	*11.3%*
EBITDA / Revenues	*N/A*	*4.6%*	*15.0%*	*3.8%*	*9.3%*
Segment Contribution					
% Revenues	0.0%	29.1%	53.1%	17.8%	100.0%
% EBITDA	-7.6%	14.4%	85.8%	7.4%	100.0%

2Q09

Thousand of US$	Investmens	Packaging	Brass Mills	Profiles	Total
Revenues	-	24,745	48,337	11,264	84,346
COGS	115	(20,923)	(37,980)	(13,321)	(72,109)
Gross Margin	115	3,822	10,357	(2,057)	12,237
SG&A	(1,126)	(2,833)	(3,384)	(3,674)	(11,017)
Operating Income	(1,011)	989	6,973	(5,731)	1,220
EBITDA	(998)	1,551	9,241	(4,851)	4,943
Gross Margin / Revenues	*N/A*	*15.4%*	*21.4%*	*-18.3%*	*14.5%*
SG&A / Revenues	*N/A*	*11.4%*	*7.0%*	*32.6%*	*13.1%*
EBITDA / Revenues	*N/A*	*6.3%*	*19.1%*	*-43.1%*	*5.9%*
Segment Contribution					
% Revenues	0.0%	29.3%	57.3%	13.4%	100.0%
% EBITDA	-20.2%	31.4%	187.0%	-98.1%	100.0%

2009 versus 2008

% Change	Investmens	Packaging	Brass Mills	Profiles	Total
Revenues	0.0%	-17.5%	-11.6%	-38.6%	-18.1%
COGS	0.0%	-16.3%	-16.4%	-15.5%	-16.3%
Gross Margin	0.0%	-23.3%	11.9%	-179.5%	-27.3%
SG&A	32.8%	-35.5%	-9.3%	37.7%	-5.3%
Operating Income	19.2%	66.5%	26.3%	6889.0%	-76.5%
EBITDA	36.7%	12.6%	12.8%	-789.1%	-48.2%



Exhibit 5: EBITDA by Business Unit and Country
(YTD June)

YTD June-08 (Thousand of US$)

	Chile					Investments
Tons (Third parties)	0					0
Tons (Intercompany)	0					0
Tons (Total)	0					0
Revenues (Third parties)	0					0
Revenues (Intercompany)	0					0
Total revenues	0					0
COGS	0					0
Gross Income	0					0
SG&A	(2,247)					(2,247)
Operating Income	(2,247)					(2,247)
EBITDA	(2,129)					(2,129)
Gross Margin	-	-	-	-	-	-
EBITDA Margin	-	-	-	-	-	-

	Chile	Peru	Argentina		Interco.	Packaging
Tons (Third parties)	4,832	11,693	3,698		(0)	20,223
Tons (Intercompany)	635	0	0		(635)	0
Tons (Total)	5,467	11,693	3,698		(635)	20,223
Revenues (Third parties)	34,507	48,875	21,433		0	104,815
Revenues (Intercompany)	1,887	0	0		(1,887)	0
Total revenues	36,394	48,875	21,433		(1,887)	104,815
COGS	(30,923)	(40,354)	(18,181)		1,418	(88,040)
Gross Income	5,471	8,521	3,252		(469)	16,775
SG&A	(2,162)	(2,755)	(1,648)		102	(6,463)
Operating Income	3,309	5,766	1,604		(367)	10,312
EBITDA	5,315	7,798	2,358		(366)	15,105
Gross Margin	15.0%	17.4%	15.2%	-	-	16.0%
EBITDA Margin	14.6%	16.0%	11.0%	-	-	14.4%

	Chile	Coin Blanks	Argentina		Interco.	Brass Mills
Tons (Third parties)	8,475	117	1,059		0	9,651
Tons (Intercompany)	1,346	0	0		(1,346)	0
Tons (Total)	9,821	117	1,059		(1,346)	9,651
Revenues (Third parties)	57,049	7,113	16,519		0	80,681
Revenues (Intercompany)	33,071	0	0		(33,071)	0
Total revenues	90,120	7,113	16,519		(33,071)	80,681
COGS	(85,289)	(6,341)	(15,227)		33,827	(73,030)
Gross Income	4,831	772	1,292		756	7,651
SG&A	(5,684)	(481)	(1,485)		(7)	(7,657)
Operating Income	(853)	291	(193)		749	(6)
EBITDA	461	561	85		768	1,875
Gross Margin	5.4%	10.9%	7.8%	-	-	9.5%
EBITDA Margin	0.5%	7.9%	0.5%	-	-	2.3%

	Chile					Profiles
Tons (Third parties)	5,538					5,538
Tons (Intercompany)	0					0
Tons (Total)	5,538					5,538
Revenues (Third parties)	35,887					35,887
Revenues (Intercompany)	0					0
Total revenues	35,887					35,887
COGS	(29,496)					(29,496)
Gross Income	6,391					6,391
SG&A	(4,959)					(4,959)
Operating Income	1,432					1,432
EBITDA	2,947					2,947
Gross Margin	17.8%	-	-	-	-	17.8%
EBITDA Margin	8.2%	-	-	-	-	8.2%

YTD June-09 (Thousand of US$)

	Chile					Investments
Tons (Third parties)	0					0
Tons (Intercompany)	0					0
Tons (Total)	0					0
Revenues (Third parties)	0					0
Revenues (Intercompany)	0					0
Total revenues	0					0
COGS	0					0
Gross Income	0					0
SG&A	(2,729)					(2,729)
Operating Income	(2,729)					(2,729)
EBITDA	(2,705)					(2,705)
Gross Margin	-	-	-	-	-	-
EBITDA Margin	-	-	-	-	-	-

	Chile	Peru	Argentina		Interco.	Packaging
Tons (Third parties)	4,462	11,598	3,419		(0)	19,479
Tons (Intercompany)	1,421	0	0		(1,421)	0
Tons (Total)	5,883	11,598	3,419		(1,421)	19,479
Revenues (Third parties)	32,213	44,227	21,066		0	97,506
Revenues (Intercompany)	421	0	0		(421)	0
Total revenues	32,634	44,227	21,066		(421)	97,506
COGS	(26,487)	(33,298)	(17,686)		221	(77,250)
Gross Income	6,147	10,929	3,380		(200)	20,256
SG&A	(2,199)	(2,862)	(1,614)		(49)	(6,724)
Operating Income	3,948	8,067	1,766		(249)	13,532
EBITDA	5,406	10,001	2,700		(147)	17,960
Gross Margin	18.8%	24.7%	16.0%	-	-	20.8%
EBITDA Margin	16.6%	22.6%	12.8%	-	-	18.4%

	Chile	Coin Blanks	Argentina		Interco.	Brass Mills
Tons (Third parties)	6,945	38	786		0	7,769
Tons (Intercompany)	436	0	0		(436)	0
Tons (Total)	7,381	38	786		(436)	7,769
Revenues (Third parties)	35,543	5,718	5,815		0	47,076
Revenues (Intercompany)	2,172	417	0		(2,589)	0
Total revenues	37,715	6,135	5,815		(2,589)	47,076
COGS	(33,537)	(3,296)	(4,774)		2,598	(39,009)
Gross Income	4,178	2,839	1,041		9	8,067
SG&A	(3,455)	(844)	(1,342)		1	(5,640)
Operating Income	723	1,995	(301)		10	2,427
EBITDA	1,870	2,256	(23)		(55)	4,048
Gross Margin	11.1%	46.3%	17.9%	-	-	17.1%
EBITDA Margin	5.0%	36.8%	-0.4%	-	-	8.6%

	Chile					Profiles
Tons (Third parties)	3,070					3,070
Tons (Intercompany)	0					0
Tons (Total)	3,070					3,070
Revenues (Third parties)	23,968					23,968
Revenues (Intercompany)	0					0
Total revenues	23,968					23,968
COGS	(24,551)					(24,551)
Gross Income	(583)					(583)
SG&A	(6,152)					(6,152)
Operating Income	(6,735)					(6,735)
EBITDA	(5,041)					(5,041)
Gross Margin	-2.4%	-	-	-	-	-2.4%
EBITDA Margin	-21.0%	-	-	-	-	-21.0%



Exhibit 6: EBITDA by Business Unit and Country
(Second Quarter)

	2Q08 Thousand of US$							2Q09 Thousand of US$						
	Chile						Investments	Chile						Investments
Tons (Third parties)	0						0	0						0
Tons (Intercompany)	0						0	0						0
Tons (Total)	**0**						**0**	**0**						**0**
Revenues (Third parties)	0						0	0						0
Revenues (Intercompany)	0						0	0						0
Total revenues	**0**						**0**	**0**						**0**
COGS	0						0	115						115
Gross Income	**0**						**0**	**115**						**115**
SG&A	(848)						(848)	(1,126)						(1,126)
Operating Income	**(848)**						**(848)**	**(1,011)**						**(1,011)**
EBITDA	**(730)**						**(730)**	**(998)**						**(998)**
Gross Margin	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA Margin	-	-	-	-	-	-	-	-	-	-	-	-	-	-

	Chile	Peru	Argentina			Interco.	Packaging	Chile	Peru	Argentina			Interco.	Packaging
Tons (Third parties)	1,784	6,670	2,099			(0)	10,553	1,540	6,579	1,682			(0)	9,802
Tons (Intercompany)	606	(40)	(169)			(396)	0	1,421	(50)	0			(1,371)	0
Tons (Total)	**2,390**	**6,629**	**1,930**			**(396)**	**10,553**	**2,961**	**6,529**	**1,682**			**(1,371)**	**9,802**
Revenues (Third parties)	15,710	27,000	11,958			0	54,668	15,937	22,140	10,260			0	48,337
Revenues (Intercompany)	78	0	0			(78)	0	170	0	0			(170)	0
Total revenues	**15,788**	**27,000**	**11,958**			**(78)**	**54,668**	**16,107**	**22,140**	**10,260**			**(170)**	**48,337**
COGS	(13,273)	(21,975)	(9,744)			(423)	(45,415)	(13,096)	(16,048)	(8,819)			(17)	(37,980)
Gross Income	**2,515**	**5,025**	**2,214**			**(501)**	**9,253**	**3,011**	**6,092**	**1,441**			**(187)**	**10,357**
SG&A	(1,006)	(1,609)	(1,234)			119	(3,730)	(1,210)	(1,402)	(727)			(45)	(3,384)
Operating Income	**1,509**	**3,416**	**980**			**(382)**	**5,523**	**1,801**	**4,690**	**714**			**(232)**	**6,973**
EBITDA	**2,803**	**4,502**	**1,284**			**(395)**	**8,194**	**2,535**	**5,660**	**1,191**			**(145)**	**9,241**
Gross Margin	15.9%	18.6%	18.5%	-	-	-	16.9%	18.7%	27.5%	14.0%	-	-	-	21.4%
EBITDA Margin	17.8%	16.7%	10.7%	-	-	-	15.0%	15.7%	25.6%	11.6%	-	-	-	19.1%

	Chile	Coin Blanks	Argentina			Interco.	Brass Mills	Chile	Coin Blanks	Argentina			Interco.	Brass Mills
Tons (Third parties)	4,133	50	512			0	4,695	3,500	28	375			0	3,903
Tons (Intercompany)	540	0	0			(540)	0	110	0	0			(110)	0
Tons (Total)	**4,673**	**50**	**512**			**(540)**	**4,695**	**3,610**	**28**	**375**			**(110)**	**3,903**
Revenues (Third parties)	18,341	3,820	7,834			0	29,995	19,092	2,846	2,807			0	24,745
Revenues (Intercompany)	25,783	(1,044)	0			(24,739)	0	1,247	32	0			(1,279)	0
Total revenues	**44,124**	**2,776**	**7,834**			**(24,739)**	**29,995**	**20,339**	**2,878**	**2,807**			**(1,279)**	**24,745**
COGS	(41,049)	(2,489)	(6,859)			25,388	(25,009)	(18,434)	(1,375)	(2,402)			1,288	(20,923)
Gross Income	**3,075**	**287**	**975**			**649**	**4,986**	**1,905**	**1,503**	**405**			**9**	**3,822**
SG&A	(3,283)	(257)	(1,094)			242	(4,392)	(1,819)	(361)	(654)			1	(2,833)
Operating Income	**(208)**	**30**	**(119)**			**891**	**594**	**86**	**1,142**	**(249)**			**10**	**989**
EBITDA	**514**	**165**	**(212)**			**910**	**1,377**	**663**	**1,272**	**(329)**			**(55)**	**1,551**
Gross Margin	7.0%	10.3%	12.4%	-	-	-	16.6%	9.4%	52.2%	14.4%	-	-	-	15.4%
EBITDA Margin	1.2%	5.9%	-2.7%	-	-	-	4.6%	3.3%	44.2%	-11.7%	-	-	-	6.3%

	Chile						Profiles	Chile						Profiles
Tons (Third parties)	3,149						3,149	968						968
Tons (Intercompany)	0						0	0						0
Tons (Total)	**3,149**						**3,149**	**968**						**968**
Revenues (Third parties)	18,358						18,358	11,264						11,264
Revenues (Intercompany)	0						0	0						0
Total revenues	**18,358**						**18,358**	**11,264**						**11,264**
COGS	(15,772)						(15,772)	(13,321)						(13,321)
Gross Income	**2,586**						**2,586**	**(2,057)**						**(2,057)**
SG&A	(2,668)						(2,668)	(3,674)						(3,674)
Operating Income	**(82)**						**(82)**	**(5,731)**						**(5,731)**
EBITDA	**704**						**704**	**(4,851)**						**(4,851)**
Gross Margin	14.1%	-	-	-	-	-	14.1%	-18.3%	-	-	-	-	-	-18.3%
EBITDA Margin	3.8%	-	-	-	-	-	3.8%	-43.1%	-	-	-	-	-	-43.1%



Exhibit 7: Consolidated Balance Sheet

	Thousand of US$ [1]	
	Dec-08	**Jun-09**
Cash & cash equivalents	242,769	107,812
Financial assets at fair value with changes reflected on results	-	-
Accounts receivable short term	92,354	93,236
Accounts receivable from related companies short term	395	233
Inventories	85,000	60,404
Hedging Assets, current	1,375	284
Prepaid expenses and others	1,470	2,355
Accounts receivable from current taxes	20,909	4,555
Other current assets	41,695	41,934
Current Assets from Continuing Operations	**485,967**	**310,813**
Non-current assets and groups in disappropriation held for sale	4,002	2,291
Total Current Assets	**489,969**	**313,104**
Financial assets for sale, non-current	151,830	136,512
Property, plant and equipment	191,254	189,143
Investments in associates accounted by the Method of Participation	-	-
Other investments held by the Method of Participation	-	-
Trade debtors and other receivables, net, non-current	278	205
Accounts receivable from related companies, non-current	-	-
Intangible Assets, Net	1,807	1,795
Investment Properties	5,842	5,433
Deferred tax assets	17,554	30,285
Hedging assets, non-current	-	12
Others	10,591	15,007
Total Non-Current Assets	**379,156**	**378,392**
ASSETS	**869,125**	**691,496**
Interest-bearing loans, current	46,220	42,311
Other financial liabilities, current	3,487	3,803
Trade accounts payable and other accounts payable, current	34,785	32,631
Accounts payable to related companies, current	694	11
Provisions, current	11,800	13,483
Payable accounts of current Tax	37,663	2,186
Other liabilities, current	16,745	482
Deferred revenue, current	955	721
Post employment benefit obligation, current	834	482
Hedging Liabilities, current	32	831
Total current liabilities from continuing operations	**153,215**	**96,941**
Included liabilities in groups in disappropriation held for sale	3	2
Total Current Liabilities	**153,218**	**96,943**
Interest-bearing loans, non-current	31,754	24,175
Other financial liabilities, non current	13,465	14,345
Trade accounts payable and other accounts payable, not current	-	-
Accounts payable to related companies, non-current	-	-
Provisions, Non-current	795	790
Deferred tax liabilities	23,067	23,171
Post employment benefit obligation, non-current	3,406	4,882
Hedging liabilities, non-current	1,051	1,078
Other	163	160
Total Non-Current Liabilities	**73,701**	**68,601**
Issued Capital	400,950	400,938
Shares Portfolio	(18)	-
Other Reserves	64,074	51,523
Accumulate results (losses)	139,433	33,558
Equity Attributable to Controller	**604,439**	**486,019**
Minority Interest	37,767	39,933
Total Shareholders' Equity	**642,206**	**525,952**
LIABILITIES AND SHAREHOLDERS' EQUITY	**869,125**	**691,496**

1 Exchange rate on June 30 2009 US$1.00 = 531.76
1 Exchange rate on June 30 2008 US$1.00 = 526.05



Exhibit 8: Consolidated Statement of Cash Flow

	Thousand of US$ (1)	
	YTD June-08	YTD June-09
Amounts Collected from Customers	849,176	202,546
Payments to Suppliers	(777,572)	(147,457)
Compensation Paid	(46,499)	(20,023)
Payments received and transmitted by Value Added Tax	(3,533)	(471)
Other receipts (payments)	3,961	3,066
Total cash flow by (Used in) Operations	**25,533**	**37,661**
Amounts received as dividends, Classifieds as Operation	-	5,264
Amounts received as interest, Classifieds as Operation	2,292	3,564
Interest payments Classified as Operations	(9,507)	(4,142)
Amounts Received by Income Tax Returned	-	770
Payments for Income Tax	(12,657)	(23,638)
Other inputs (outputs) from Other Operating Activities	8,218	5,904
Total cash flow by (Used in) Operating Activities	**(11,654)**	**(12,278)**
Net Cash Flows from (Used in) Operating Activities	**13,879**	**25,383**
Amounts received by disappropriation Property, Plant and Equipment	55	14
Amounts received by Interest received classified as Investment	-	454
Incorporation of property, plant and equipment	(24,774)	(6,016)
Payments to Acquire Investment Property	(1,944)	-
Payments to Acquire Intangible Assets	(358)	(3)
Other Disbursements	(2,936)	-
Net Cash Flows from (Used in) Investing Activities	**(29,957)**	**(5,551)**
Loans Borrowed	303,756	4,858
Loan payments	(197,590)	(20,196)
Interest payments as Financial Classifieds	-	-
Dividend payments to minority interests	(2,806)	(3,287)
Dividend payments by the entity that informs	(34,359)	(142,873)
Other Cash Flows from (Used in) Financing Activities	-	(275)
Other	-	-
Net Cash Flows from (Used in) Financing Activities	**69,001**	**(161,773)**
Increase (Decrease) Net cash and cash equivalents	**52,923**	**(141,941)**
Effects of Changes in Exchange Rates on Cash and Cash Equiv. to Cash	1,693	6,919
Net change in cash and cash equivalents	**54,616**	**(135,022)**
Cash and cash equivalents, cash flow statement, initial balance*	22,538	242,851
Cash and cash equivalents, cash flow statement, Final Balance	**77,154**	**107,829**
Cash and cash equivalents, cash flow statement, Final Balance (Contuining Operations)	11,592	107,812
Cash and cash equivalents, cash flow statement, Final Balance (Discontinued Operations)	65,562	17
Cash and cash equivalents, cash flow statement, Final Balance	**77,154**	**107,829**

*Initial cash includes US$82 thousands from Discontinued Operations

1 Exchange rate on June 30 2009 US$1.00 = 531.76

1 Exchange rate on June 30 2008 US$1.00 = 526.05